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                                  Exhibit 4(u)




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                                     NOMURA
                      NOMURA SECURITIES INTERNATIONAL, INC.
                      2 World Financial Center, Building B
                          New York, New York 10281-1198



                                                       Telephone
                                                    (212) 667-9300

                                                         Telex
                                                    (International)
                                                        2223/1

December 12, 1994

Mr. Jay Cohen
CRIIMI Mae, Inc.
The CRI Building
11200 Rockville Pike
Rockville, MD 20852

Dear Mr. Cohen:

     Reference is made to (i) the Committed Master Repurchase Agreement dated as of April 30, 1993 by and among Nomura Securities International, Inc. ("NSI") and CRI Insured Mortgage Association, Inc. (now known as CRIIMI MAE, INC.) the "April NSI Repurchase Agreement"); (ii) the Commitment Master Repurchase Agreement Governing Purchases And Sales of Participation Certificates dated as of April 30, 1993 by and among Nomura Asset Capital Corporation ("NACC" and together with NSI, "Nomura") and CRI Insured Mortgage Association, Inc. (now known as CRIIMI MAE, INC.) (the "April NACC Repurchase Agreement" and together with the April NSI Repurchase Agreement, the "April Repurchase Agreements");
(iii) the Committed Master Repurchase Agreement dated as of November 30, 1993 by and among NSI and CRIIMI MAE INC. ("Criimi Mae") (the October NSI Repurchase Agreement"); and (iv) the Commitment Master Repurchase Agreement Governing Purchases And Sales of Participation Certificates dated as of November 30, 1993 by and among NACC and Criimi Mae (the "October NACC Repurchase Agreement" and together with the October NSI Repurchase Agreement, the "October Repurchase Agreements" and together with the April Repurchase Agreements, the "Repurchase Agreements"). Terms not otherwise defined herein shall have the meanings set forth in the Repurchase Agreements.

     Criimi Mae has requested that Nomura amend the Repurchase Agreements to provide Criimi Mae certain relief as set forth in Cynthia Azzara's letter to William Rooney dated November 28, 1994. Upon the satisfaction of certain conditions as set forth herein, Nomura will consent to the following amendment to the Repurchase Agreements:

1. Section 10(b)(v) of each of the Repurchase Agreements shall be deleted in its entirety and replaced with the following:

     "UNENCUMBERED ASSETS. Seller shall maintain cash, cash equivalents (including lines of credit deemed satisfactory in the sole judgment of Buyer) and other assets (including the unencumbered common stock of CRI Liquidating REIT, Inc. owned and held by Seller but excluding any hedge




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     contracts owned by Seller) deemed satisfactory in the sole judgment of
     Buyer (the loan value of which shall be determined in the sole judgment of Buyer) equal to at least 2% of the total indebtedness of the Seller."

2. Section 13(a)(xiv) of each of the Repurchase Agreements shall be deleted in its entirety and replaced with the following:

     "Subject to Section 13(a)(xv), Seller's ratio of consolidated total liabilities (excluding payables in the normal course of business) to consolidated shareholders equity (both computed in accordance with GAAP) exceeds 3.0 to 1 (the "GAAP Ratio"); or such leverage ratio, as recalculated by Buyer by subtracting or adding unrealized losses or gains as determined in accordance with SFAS 115 and by adding or subtracting unrealized gains or losses from any hedge contracts owned by Seller, exceeds the calculated GAAP Ratio by a factor of 1, provided that such recalculation is compared to the GAAP Ratio as calculated as of the previous quarter end."

3. Section 13(a)(xv) of each of the Repurchase Agreements shall be deleted in its entirety and replaced with the following:

     "Seller pledges, directly or indirectly, hypothecates or encumbers any of its assets or engages in repurchase transactions or similar transactions with any of its assets (excluding (i) assets already pledged under existing facilities, (ii) any assets required to be pledged for purposes of collateral maintenance under such facilities and (iii) subordinated debt securities subject to master repurchase agreements with financial institutions, provided that the aggregate indebtedness pursuant to such repurchase agreements shall not exceed $50,000,000, and provided that the pledge of any other assets of Seller pursuant to such repurchase agreements shall not cause an Event of Default hereunder, and provided further that any equity that the Seller retains in any such repurchase transaction shall not be included in the calculations set forth in Section 13(a)(xiv) above) before notification to and written approval by Buyer, which approval shall not be unreasonably withheld."

4. Each of the April NACC Repurchase Agreement and the October NACC Repurchase Agreement shall be amended by adding the following new Section 12(g):

     "Seller shall use its best efforts to assist Buyer in causing the registration of each Purchased PC purchased by Buyer and pledged by Seller under this Agreement in the name of Nomura Asset Capital Corporation. So long as no Event of Default has occurred or is continuing hereunder, Buyer shall instruct each servicer (i) that Seller shall retain all servicing-related authority and (ii) to remit payments of principal and interest to Seller at the account so directed by Seller. Actual costs associated with the registration of the Purchased PC's shall be borne by Buyer, provided that Seller shall be responsible for any legal costs incurred by it in connection therewith. If Seller fails to use its best efforts and the Purchased PC's are not registered in the name of Nomura Asset Capital Corporation prior to December 21, 1994, an Event of Default shall be deemed to have occurred under the Repurchase Agreements."

5. Except as amended herein, all other terms and conditions of the Repurchase Agreements shall remain in full force and effect.

     As a condition precedent to Nomura consenting to the amendments set forth above, Criimi Mae shall execute the Master Collateral Security and Netting Agreement sent to you herewith. Upon the due



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and valid execution of such agreement and this letter agreement by the parties hereto, the amendments set forth herein shall be in full force and effect. Please indicate Criimi Mae's acceptance of the amendments and conditions described herein by causing a duly authorized officer to execute at the place indicated below.

                                   Sincerely,

                                   Nomura Securities International, Inc.
                                   Nomura Asset Capital Corporation



                                   By:  /s/ John C. Howe
                                       ---------------------------------
                                            Managing Director

AGREED AND ACCEPTED:

CRIIMI MAE INC.


By:  /s/ Jay R. Cohen
    ---------------------------------
         Executive Vice President